Exhibit 1.01

Conflict Minerals Report - 2025
Overview
IDEXX Laboratories, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the calendar year ended December 31, 2025 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 1, 2026.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to IDEXX Laboratories, Inc. and its consolidated subsidiaries. As used herein, and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are currently limited to tantalum, tin and tungsten, without regard to the location of origin of the 3TG. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.
Applicability of the Conflict Minerals Rule

We develop, manufacture and distribute products and provide services primarily for the companion animal veterinary, livestock and poultry, dairy and water testing industries. We also provide human medical point-of-care diagnostics.
3TG are necessary to the functionality or production of some of the products that we manufacture or contract to manufacture. Our in-scope products taken together as a whole include all four 3TG, although each individual product does not include each of the 3TG, and not all of our products contain 3TG. In addition, the 3TG content in each of our in-scope products accounts for only a small percentage of the total materials content of each such product. Furthermore, a significant portion of our consolidated revenues are derived from services provided to our customers, rather than the sale of products. Services accounted for approximately 41% of our total consolidated revenue for the calendar year ended December 31, 2025.

Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the Democratic Republic of the Congo (the “DRC”). We also take seriously our obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG. The Conflict Minerals Policy is available on our website at: https://ir.idexx.com/corporate-governance/governance-resources/conflict-minerals-policy. We communicate the Conflict Minerals Policy internally to relevant employees, and it is also provided to our Suppliers (as defined below).

2025 Conflict Minerals Due Diligence Program

Pursuant to the Conflict Minerals Policy, we seek to ensure that the 3TG in our products are responsibly sourced. To help us meet this goal, we execute a due diligence program relating to 3TG that was designed with reference to the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Third Edition (OECD 2016) (the “OECD Guidance”). We do not seek to embargo responsible sourcing of 3TG from the DRC region or condone a general embargo on sourcing from the region.

Our execution of our 3TG due diligence in respect of 2025 is discussed below. Because we are a downstream purchaser in the mineral supply chain, we are unable to determine with certainty the origin of 3TG processed by smelters and refiners in our supply chains as there are a number of third parties in the supply chain between the original source of 3TG and us. However, as described below, we have taken steps to identify the mines and smelters and refiners of 3TG in our supply chain since mines and smelters and refiners are closest to and in the best position to identify sources of 3TG.

Product Scoping; Reasonable Country of Origin Inquiry Information

For 2025, we performed a “reasonable country of origin inquiry” (“RCOI”) on the portion of our supply chain which provided components, parts and products we contracted to manufacture or otherwise contained in products we manufactured and containing 3TG, to determine as applicable the source of the 3TG in such components, parts and products manufactured or included in products manufactured during the reporting period originated in the DRC or any of its adjoining countries (the “Covered Countries”) or from recycled scrap sources.. For our RCOI, we utilized the applicable portions of the processes contemplated by the OECD Guidance. These steps and the related activities are discussed below.

We determined the products potentially in-scope for purposes of the Conflict Minerals Rule through analysis of product specifications, bills of material, visual inspection, supplier inquiries and other information known to us. We also examined the degree of influence that we had over the materials, parts, ingredients and components of the products. Our inquiry included approximately 130 suppliers that we determined to potentially be in-scope for 2025 (referred to herein as the “Suppliers”).

Due Diligence Program Execution
In furtherance of our 3TG due diligence, we performed the following due diligence measures in respect of 2025, which are aligned with the five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas under the OECD Guidance. These are not all of the measures that we took in respect of 2025 in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	OECD Guidance Step One: Establish strong company management systems

a.
A team is primarily responsible for managing our 3TG compliance strategy (the “Conflict Minerals Compliance Team”) with the following functional areas represented and/or consulted: legal; operations; procurement; and supply chain engineering. The Conflict Minerals Compliance Team also consults with the Head of Internal Audit.

b.
For 2025, in addition to use of the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) to identify smelters and refiners in our supply network, we continued to utilize a third-party software systems solution to complement our internal management processes. This software system is a repository of all of our part numbers, suppliers and manufacturers and manufacturer part numbers used for regulatory compliance documentation. It also contains the current RMI information regarding identified 3TG smelters and refiners. The software system enabled us to enter part numbers into a database to collect information and produce reports on our potentially in-scope suppliers’ 3TG sourcing practices. We also utilized specialist outside counsel to assist us with selected aspects of our compliance efforts.

c.	We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions. The maintenance of the foregoing types of records is done in accordance with the retention period contained in our document retention policy and is also maintained in the software system database for as long as the part number associated with the part remains active in our enterprise resource planning system.

d.	Suppliers are furnished with information and a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the Rule.

e.	We have a Conflict Minerals Policy as described earlier in this Conflict Minerals Report. The Conflict Minerals Policy is communicated internally to relevant employees and was also provided to our Suppliers.
f.
We maintain a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by email. The contact information for our grievance mechanism is conflictminerals@idexx.com.

2.	OECD Guidance Step Two: Identify and assess risks in the supply chain

a.The software system analyzes regulatory information on electronic and component manufacturers and the Suppliers’ CMRT information and generates a consolidated smelter and refiner list for our specific Suppliers based on the CMRTs submitted to the software system.  If there is no CMRT found for a given in-scope Supplier, we contact the Supplier to obtain its CMRT.

b.	We reviewed the completed responses received from our Suppliers, including information contained in the third-party provider’s database for accuracy and completeness based on publicly available information and information contained in the third-party database. Incomplete or unsupported CMRTs, if any, are returned to Suppliers for correction as needed. Suppliers are re-contacted and a request for clarification or correction when there are inconsistencies in the responses provided.

c.	To the extent that a completed response identified a smelter or refiner, this information is reviewed against the lists of conformant smelters and refiners published by the RMI.

d.	To the extent that a smelter or refiner identified by a Supplier was not listed as conformant, we consulted publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in Covered Countries.

e.	Based on the information furnished by the Suppliers, the software system and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: Design and implement a strategy to respond to identified risks

a.	Findings of the supply chain risk assessment are reported to our General Counsel and Senior Vice President, Global Operations.

b.	We address identified risks on a case-by-case basis as this flexible approach enables us to tailor responses to the risks identified.
c.	We utilize the information provided by the software system to identify smelters and refiners that are not conformant and monitor smelter and refiner improvement.

4.	OECD Guidance Step Four: Carry Out Independent third-party audit of smelter/refiner’s due diligence practices
In connection with our due diligence, we utilize and rely on information made available by the software system concerning independent third-party audits of smelters and refiners. We support independent third-party audits through the software system to ensure that the most accurate and current information regarding smelters and refiners and eligible processors of 3TG is available.

5.	OECD Guidance Step Five: Report annually on supply chain due diligence
We filed a Form SD and this Conflict Minerals Report with the U.S. Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

Product, Smelter and Refiner Country of Origin Information

While we are unable to determine with certainty the origin of 3TG processed by smelters in our supply chains as in most cases, there are a number of third parties in the supply chain between the original source of 3TG and us, we have taken steps through our due diligence process, described above, reflecting our reasonable efforts to determine the location of origin of the 3TG necessary for the products we manufacture. Further, as a result of our due diligence process, to the best of our knowledge we do not believe that any of the 3TG that were necessary for the products we manufacture originated in the Covered Countries. We did not conclude that any of our in-scope products for 2025 were “DRC conflict free” (as defined under the Conflict Minerals Rule).

Our in-scope product categories for 2025 are indicated below.

In Scope Products
We determined that the following categories of our products were in-scope products for 2025: (1) point-of-care veterinary diagnostic instruments; (2) practice management and diagnostic imaging systems; (3) biological materials testing and laboratory diagnostic instruments; (4) diagnostic, health-monitoring products for livestock, poultry and dairy; (5) products that test water for certain microbiological contaminants; and (6) human point-of-care electrolytes and blood gas analyzers.
For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report”). The information contained in the Annual Report is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of our Form SD or this Conflict Minerals Report.

Smelter and Refiner Information
As of May 1, 2026, for 2025, the Suppliers identified to us 517 facilities that may have processed the necessary 3TG contained within our in-scope products.

•	Gold - 225 of these facilities process gold, and of these facilities, 93 are listed as conformant.

•	Tantalum - 56 of these facilities process tantalum, and of these facilities, 41 are listed as conformant.

•	Tin - 153 of these facilities process tin, and of these facilities, 55 are listed as conformant.

•	Tungsten - 83 of these facilities process tungsten, and of these facilities, 37 are listed as conformant.
The foregoing description of the 517 facilities is based soley on our review of information made publicly available by the RMI on its website, without independent verification by us. All of the information publicly available on the RMI website was not necessarily updated through May 1, 2026, and the facilities that are listed as conformant as of the date of our review of such publicly available information were not necessarily listed as conformant for all or part of 2025 and may not continue to be so listed for any future period.
In addition, not all of the facilities described above may have processed the necessary 3TG contained within our in-scope products. In some cases, Suppliers may have reported to us smelters or refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. These facilities also may not include all of the smelters or refiners in our supply chain; the Suppliers were unable to identify the processors of some of the 3TG content contained within our in-scope products; and not all of the Suppliers responded to our request.

Additional Compliance Efforts

For calendar year 2026, to reduce sourcing risks, we intend to continue to follow the due diligence process described in this Conflict Minerals Report for calendar year 2025, to the extent we determine to be appropriate and will continue to work with suppliers to improve reported 3TG information and data collection efforts and conduct additional risk assessments when issues are identified.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act. Forward-looking statements can be identified by the use of words such as “expects,” “may,” “anticipates,” “intends,” “would,” “will,” “plans,” “believes,” “estimates,” “should,” and similar words and expressions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG finance or benefit armed groups in the Covered Countries.
These forward-looking statements are intended to provide our current expectations or forecasts of future events; are based on current estimates, projections, beliefs and assumptions; and are not guarantees of future performance. These statements are subject to risks, uncertainties, assumptions and other important factors. These risks, uncertainties and assumptions may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. Readers are cautioned not to put undue reliance on these forward-looking statements because actual events or results may differ materially from those described in such forward-looking statements. We assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.